EXHIBIT 99.1

XORTX Announces Director Resignation

CALGARY, Alberta, July 31, 2026 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease, announces that Anthony Giovinazzo is stepping down from the board of directors for personal reasons and to pursue other interests.

Dr. Allen Davidoff, co-CEO of XORTX, stated, “XORTX management and the board of directors extends our heartfelt appreciation for Mr. Giovinazzo’s efforts as chairman of the board during the past several years. Anthony’s contribution to XORTX spans leadership and ethics of the highest standards as Board chairman, and on key committees. We personally thank him for his time with the Company.”

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with three clinically advanced products in development: 1) our lead program XRx-026 program for the treatment of gout; 2) XRx-008 program for ADPKD; and 3) XRx-101 for acute kidney and other acute organ injury associated with respiratory virus infections. In addition, the Company is developing XRx-225, a pre-clinical stage program for Type 2 diabetic nephropathy and recently acquired VB4-P5 program, which is currently at the pre-IND stage of development and targets both rare and prevalent forms of kidney disease. XORTX is working to advance products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications that improve the quality of life and health of individuals with gout and other important diseases.

For more information, please contact:

Allen Davidoff, Co-CEO	Mika Grasso, Co-CEO
adavidoff@xortx.com	mgrasso@xortx.com
+1 403 455 7727	+1 949 244 6011

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as well as "forward-looking information" within the meaning of applicable Canadian securities laws. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," "estimate," "plan," "intend," "will," "designed to," "positions," and similar expressions, and include all statements that are not statements of historical fact. These forward-looking statements include, but are not limited to, statements regarding the advancement of the Company's development programs and its strategy.

Forward-looking statements are based on the Company's current expectations and assumptions and are subject to known and unknown risks, uncertainties, and other factors that could cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, among others: the Company's need for, and ability to obtain, additional capital to fund its development programs and operations; the Company's ability to advance, and obtain regulatory approval for, the XRx-026 program and its other product candidates on the timelines currently anticipated, or at all; the evolving regulatory environment applicable to the Company's business in the United States and Canada; and the Company's ability to attract and retain qualified personnel, including its newly appointed director.

For a more detailed discussion of these and other risks and uncertainties, investors should review the disclosures contained under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and in the Company's subsequent Reports of Foreign Private Issuer on Form 6-K, each as filed with or furnished to the SEC and available at www.sec.gov, as well as in the Company's continuous disclosure documents filed with the Canadian securities regulatory authorities and available at www.sedarplus.ca.

The forward-looking statements in this press release speak only as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.